UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number 001-41401

Prenetics Global Limited

11401 Granite St. Charlotte, NC 28273 USA	Unit 703-706, K11 Atelier 728 King’s Road, Quarry Bay Hong Kong

(Addresses of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  Form 40-F

EXPLANATORY NOTE

Change in the Registrant’s Certifying Accountant

This current report on Form 6-K is submitted in connection with a change of auditor by Prenetics Global Limited (the “Company”) from KPMG to Deloitte Touche Tohmatsu (“Deloitte”).

The Audit Committee of the Board of Directors of the Company dismissed KPMG as the Company’s independent registered public accounting firm on August 20, 2024, and approved the appointment of Deloitte as the Company’s independent registered public accounting firm for the year ending December 31, 2024 on August 20, 2024, followed by execution of an engagement letter with Deloitte on September 13, 2024.

The decision was solely based on cost considerations.

The Audit Committee conducted a thorough evaluation and determined that the change would optimize the Company’s financial resources. The Company is working closely with Deloitte and KPMG to ensure a seamless transition.

The audit reports of KPMG on the consolidated financial statements of the Company as of and for the years ended December 31, 2022 and 2023 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

During the two fiscal years ended December 31, 2023, and the subsequent interim period through August 20, 2024, there were no: (1) disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures that, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement; or (2) reportable events.

The Company has furnished KPMG with a copy of the foregoing disclosure and requested KPMG to furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the foregoing statements, and if not, stating the statements which it does not agree with. A copy of such letter from KPMG is filed as Exhibit 16.1 to this Form 6-K.

Exhibit No.     Description

16.1        Letter from KPMG

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prenetics Global Limited

	By:	/s/ Lo Hoi Chun
	Name:	Lo Hoi Chun
	Title:	Chief Financial Officer

Date: September 16, 2024